Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

November 1, 2015

The Board of Directors
Prudential World Fund, Inc.
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Emerging Markets Debt Local Currency Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed, through February 28, 2017 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, taxes and deferred tax expenses, interest and brokerage commissions, and extraordinary expenses) of each class of shares to 1.05% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President